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                                             File No. 70-9167



                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549



                         AMENDMENT NO. 1
                               TO
                            FORM U-1

                     APPLICATION/DECLARATION

                              UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935




                   NEW ENGLAND ELECTRIC SYSTEM

            (Name of company filing this statement)


                        25 Research Drive
                 Westborough, Massachusetts 01582

            (Address of principal executive offices)



                   NEW ENGLAND ELECTRIC SYSTEM

   (Name of top registered holding company parent of applicant)










Michael E. Jesanis                 Kirk L. Ramsauer
Senior Vice President              Associate General Counsel
25 Research Drive                  25 Research Drive
Westborough, Massachusetts 01582   Westborough, Massachusetts 01582

           (Names and addresses of agents for service)


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     Form U-1 Application/Declaration filed under the Public Utility Holding
Company Act of 1935, File No. 70-9167, is hereby amended as follows:

     Item 6, Exhibits and Financial Statements, is amended by deleting Exhibit C and inserting in lieu thereof the following:

     C Registration Statement (Form S-4), including all financial statements and exhibits thereto, incorporated herein by reference to File No. 333-47383.

     The following exhibit is supplied herewith:

     F    Opinion of Counsel

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                            SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment No. 1 to Form U-1 Application/Declaration (Commission's File No. 70-9167) to be signed on its behalf, as indicated, by the undersigned officer thereunto duly authorized by such company.


                              New England Electric System


                                 s/John G. Cochrane
                              By
                                 John G. Cochrane
                                 Treasurer



Date: March 5, 1998



The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of The Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.